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                             November 23, 2020

       Boris Goldstein
       Chairman of the Board and Executive Vice President
       Brain Scientific Inc.
       67-35 St., B520
       Brooklyn, NY 11232

                                                        Re: Brain Scientific
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 12,
2020
                                                            File No. 024-11327

       Dear Mr. Goldstein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1.                                                   Please refile Exhibit
6.1 to include the conformed signature of the signatory for the
                                                        Dalmore Group, LLC and
refile Exhibit 6.2 to include the conformed signature of the signatory for
DealMaker.
   2.                                                   Please revise Exhibit
12.1 to provide an opinion as to each of the components of the units, including both the
warrants and the common stock that will be issued as part of the units.
                                                        Refer to Section
II.B.1.h of Staff Legal Bulletin No. 19.
 Boris Goldstein
Brain Scientific Inc.
November 23, 2020
Page 2

        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                       Sincerely,
FirstName LastNameBoris Goldstein
                                                       Division of Corporation
Finance
Comapany NameBrain Scientific Inc.
                                                       Office of Life Sciences
November 23, 2020 Page 2
cc:       Arthur Marcus, Esq.
FirstName LastName